

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Eric L. Affeldt
President and Chief Executive Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, TX 75234

> **Re: ClubCorp Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 5, 2013**
> **CIK No. 0001577095**

Dear Mr. Affeldt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. Please ensure that comments issued here are incorporated, as appropriate, into the Form 10-K for the year ended December 25, 2012 for your wholly owned subsidiary, ClubCorp Club Operations, Inc.

Prospectus Summary, page 1

4. Your summary, in large part, repeats identical information contained in your Business section. Please revise the summary to identify those aspects of the offering and your business that are the most material. Refer to Item 503(a) of Regulation S-K.

5. Please revise the summary section and throughout to eliminate non-substantiable and subjective statements such as your statements regarding your "innovative" programming on page 1, a "lively" environment on page 2, "dedicated" sales personnel on page 2, "well-appointed" clubhouses, "superb" dining venues, "most highly regarded tennis facilities in the United States", "superior" value proposition and "iconic" Mission Hills Country Club on page 4. In addition, please substantiate your statements that your clubs have "become an integral part of many of [your] members' lives" on page 2, that you "pioneered bringing professional management to the club business" on page 6 and that the demand for private golf clubs "is generally more resilient to economic cycles than public golf facilities and other hospitality assets" on page 8.

Overview, page 1

6. Please provide support for your statement that you are the largest owner of private golf and country clubs in the United States. Please also disclose how you are measuring largest.

7. On page 1, you state that $357 million represents 7.8% of your total revenues "for such period." Please clarify what you mean by "for such period" by providing the end date of such period.

8. On page 1, you state that you invested in your clubs "to reinvent, upgrade, maintain and build new and existing amenities . . . to reward [your members'] long-term commitment to [you]." Please clarify what you mean by "long-term commitment to [you]" and explain why that would be one of the primary purposes of these investments.

9. Please clarify what you mean by "significant" alumni networks on page 2.

10. Please balance your disclosure in this section by including a brief discussion of your current debt level.

Membership-Based Leisure Business with Significant Recurring Revenue, page 2

11. Please revise the last sentence in the first paragraph of this section to state as a belief.

12. We note your disclosure that from 2007 to 2012 the total revenue per membership increased by 13.1%. Please disclose the percentage that the total revenue per membership increased each year between 2007 and 2012.

13. We note that in some instances you refer to "revenue per membership" and in others you refer to "revenue per member." Please tell us whether these are two different metrics. If so, please include a definition and explanation of the utility of each such metric. If not, please revise for consistency.

14. We note that you have included data "provided by Buxton." Please confirm that the market data cited in your prospectus was not commissioned for use in connection with your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

15. We note your disclosure on page 3 that you believe that the demographics of your member base are an important competitive advantage. Please tell us the basis of your belief that the demographics of your membership base differs from all of your competitors. In addition, please tell us the basis of your belief that the demographic profiles described in the last paragraph of this section on page 3 "were more resilient during the recent recession and will spend more in an improving economy and recovering real estate market than the general population."

Award-Winning and Iconic Clubs, page 3

16. We note your disclosure that your golf courses feature designs by "some of the world's best-known golf course architects." Please disclose the percentage of your courses that have been designed by these architects. Similarly, please disclose the percentage of your courses that have won national awards.

17. Please revise your disclosure on page 4 that your clubs provide amenities "that appeal to the whole family" to state as a belief. Similarly, state as a belief that your business clubs are "choice locations for regional and local businesses and civic receptions with high-tech business amenities to support these events" and clarify what you mean by "high-tech business amenities" and "the heart of the nation's influential business districts."

Expansive Network of Clubs and Alliances Providing Scale, page 4

18. With a view towards revised disclosure, please tell us the basis for your belief that it would be difficult for all of your competitors to provide their members with services and amenities that extend beyond the members' home clubs. In this regard, we note your disclosure on pages 4 and 6 that you have alliances with "other clubs, resorts and facilities." Similarly, please tell us the basis for your belief that your competitors do not have the same level of fee simple ownership of their golf and country clubs. Refer to page 5.

19. Please revise the statements in the first complete paragraph on page 5 to state as beliefs.

Seasoned Management Team, page 5

20. Please remove the aggregated years of experience from pages 5, 6, and 90, and, instead, disclose the numbers of years of experience of each individual or the average if the range of experience is within a reasonably small range. In this regard, we do note that you have provided the individual experience for your chief executive officer and chief financial officer.

Our Business Strategy, page 6

Employ Experienced Membership Sales Force, page 6

21. Please revise to state that it is your belief that your training program addresses all elements of the sales process.

22. Please disclose in an appropriate section of your prospectus how often you survey your membership base, how you select the members that will receive a survey and the percentage of members surveyed.

Leverage Network and Alliance Offerings, page 6

23. Please revise to include a brief description of the *Private Clubs* magazine, including whether it is a quarterly magazine and whether recipients of the magazine pay a subscription fee.

Take Advantage of Improving Economic Conditions, page 7

24. Please balance your disclosure in this section by stating here that many of the areas where your clubs are concentrated have been disproportionately affected by the economic downturn. Refer to page 21.

25. Please disclose the number of new memberships added in 2011 and 2010. In addition, please clarify that although you gained 27,000 new golf and country club memberships, you experienced a net gain of 2,100 golf and country club memberships from 2011 to 2012. Finally, please balance this disclosure by disclosing here that the membership rate of your business, sports and alumni clubs has decreased in recent years.

Reinvent Through Strategic Capital Investment, page 7

26. Please balance the disclosure here to clarify that there is no guarantee that your expenditures in your reinvention projects will increase revenues or "generate a positive return on [your] investment."

27. We note your disclosure that you plan to continue to identify and prioritize capital projects to add reinvention elements designed to generate attractive returns "similar to those experienced in the past." Please clarify what you mean by "attractive returns" as we note that you have had net losses for the two most recently completed fiscal years and for your most recently completed interim period.

Pursue Selected Acquisitions, page 8

28. We note your disclosure that you "maintain relationships with other club operators, their lenders and boards of directors who may seek to dispose of their club properties or combine membership rosters at a single club location." Please briefly describe these "relationships."

Risk Factors, page 17

Risks Relating to Our Business, page 17

We may not be able to attract and retain club members, page 17

29. Please revise to define, in an appropriate place in your prospectus, "semi-private" golf and country clubs.

Increases in our cost of goods, rent, water, utilities and taxes, page 23

30. We note your disclosure that the cost of goods such as food and beverages accounts for a significant portion of your total property-level operating expense. We also note that the sale of food and beverages accounts for approximately 29% of your total revenues. With a view towards revised disclosure, please tell us whether you have experienced a material increase in the cost of such commodities and, if you have experienced such an increase, how this increase has affected your business.

We depend on third parties in our joint ventures and collaborative arrangements, page 27

31. Please briefly define here the term "non-core development entities."

We are controlled by affiliates of KSL, page 32

32. Please revise to disclose here the recent payment of a dividend totaling $35 million to the affiliates of KSL that currently own all of the shares of your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Segment Operations, page 70

33. We note from your disclosure on page F-35 that you have two reportable segments; however, we note your tabular disclosure on page F-37 that you have aggregated some small operating items as well as some significant assets into "other." Please revise your disclosure to indicate the composition of "Other" and present a comparative discussion thereof in this section. The disclosure in your financial statement footnote should also be revised to discuss the composition of "Other." If you believe no discussion is required, support your position in your response.

Critical Accounting Policies, page 79

Revenue Recognition, page 80

34. We note your disclosure here that service charges in excess of amounts paid to employees are recognized in revenue. Please explain and illustrate for us the basis for your accounting policy in greater detail.

Business, page 85

Competitive Strengths, page 87

Award-Winning and Iconic Clubs, page 88

35. We note your disclosure that your golf clubs have won numerous local and national awards. Please briefly state the criteria for such awards so that investors can understand the significance of such awards. Similarly, we note your disclosure that your clubs "frequently appear on national and local 'best of' lists for golf, tennis and dining." Please revise to disclose additional information regarding such lists so that investors may determine the significance of your appearance on such lists.

Diversification, page 89

36. We note your disclosure that you are not reliant on any one geographic region and your disclosure that you have "strategic concentrations of golf and country clubs in Texas, California and Florida." On page 89, you list the percentage earned by your ten largest clubs but not the percentage of revenue earned by each geographic region. Please revise to disclose the percentage of your revenues earned in Texas, California and Florida.

Business Strategy, page 90

Employ Experienced Membership Sales Force, page 90

37. Please disclose the relationships you have with real estate brokers and developers. Refer to the first paragraph of this section.

Leverage Network and Alliance Offerings, page 91

38. We note your disclosure on page 91 that 51% of your new members purchased the O.N.E. program "where it is offered." Please provide quantitative information regarding the number of clubs where you offer the O.N.E. program.

39. We note your disclosure regarding your alliances with leisure-oriented businesses. Please revise to provide a brief description of the material terms of the agreements that you have with such businesses. For example, disclose whether there are any costs associated with obtaining discounts and upgrades from such businesses for the program participants.

Develop Innovative and Relevant Programming, page 91

40. Please revise to disclose ancillary revenue per member improvement for the fiscal year ended December 25, 2012 as compared to the fiscal year ended December 27, 2011.

Take Advantage of Improving Economic Conditions, page 92

41. Please disclose the increase in new membership sales for your Coto de Caza club in 2012 as compared to the new membership sales in 2011.

Reinvent Through Strategic Capital Investment, page 93

42. We note that you expect approximately $4.8 million in tenant contributions in fiscal year 2013. Please tell us the basis for your expectation. Refer to page 94.

Pursuing Selected Acquisitions, page 95

43. Please revise to remove the word "proven" in the first paragraph of this section on page 95. Additionally, please revise to describe your "rigorous" evaluation of potential acquisitions.

Industry and Market Opportunity, page 96

Business Club Industry Overview, page 99

44. Please tell us the basis of your belief that the utilization of your clubs is comparable to the restaurant and hospitality industries.

Sales and Marketing, page 101

45. Please discuss the types of awards that your quarterly lifestyle magazine has won, including the criteria of such awards, the organizations that provided the awards and the number of times your magazine has won these awards. In addition, please disclose the circulation of your magazine.

Intellectual Property, page 103

46. We note your disclosure on page 6 regarding your proprietary Bell Notes training program and your proprietary Member Dashboard. Please revise to include disclosure in this section regarding each or tell us why this is not necessary.

Management, page 108

47. Please revise to disclose the amount of compensation provided to your directors in the most recently completed fiscal year pursuant to Item 402(r) of Regulation S-K.

48. Please revise to disclose the percentage of board members that the affiliates of KSL may nominate based upon their collective ownership of your common stock. We note that this percentage changes based on KSL's ownership of your common stock. Please disclose the percentage based upon each ownership level.

Equity-Based Awards, page 117

49. We note your disclosure on pages 118 and 119 regarding the Class A, B and C Units of Fillmore. Please revise your risk factors section to include a discussion of the conflict of interest this form of compensation may have or tell us why this is not necessary. In addition, please revise to clarify if the Management Profits Interest Program will continue to serve as a form of compensation for your employees following the offering.

Certain Relationships and Related Party Transactions, page 133

Management Agreement, page 132

50. Please revise here or in your Business section to disclose whether and how you intend to replace the management services provided to you by an affiliate of KSL.

 Usage Agreements and Other Arrangements, page 133

> 51. Please disclose, if possible, the approximate dollars amounts associated with each of the agreements in this section.

Offer Letters, page 133

> 52. We note your disclosure that you have entered into termination and change of control arrangements with your executive officers. To the extent material, please revise your executive compensation section to disclose the material terms of these contracts or arrangements. Please refer to Item 402(q)(2) of Regulation S-K.

Principal and Selling Stockholders, page 135

> 53. Please revise to disclose that the selling stockholders may be deemed to be underwriters pursuant to Section 2(a)(11) of the Securities Act.

Financial Statements, page F-1

Note 15 – Segment Information, page F-35

> 54. We note from your disclosure on page F-37 that foreign operations are primarily located in Mexico. Given your disclosure on page 8 that you have two management agreements for business clubs currently being developed in Tianjin, China and Hefei, China, in addition to your existing club in Beijing, China, and your disclosure on page 84 that you have three golf clubs in Mexico and one business club in China, please either revise the geographic information to state separately Mexican and Chinese revenue and long-lived assets, or tell us why you believe such a distinction is unnecessary.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3304 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
     William B. Brentani, Esq.
     Simpson Thacher & Bartlett LLP